Exhibit 99.2

Certification Pursuant to Section 1350 of Chapter 63
of Title 18 of the United States Code

     I, William R. Fatt, the chief executive officer of Fairmont Hotels & Resorts Inc. (the “Corporation”), certify that (i) the report on Form 6-K for the month of July, 2004 (the “Report”) fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 and (ii) the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Corporation.

/s/ William R. Fatt
William R. Fatt
July 26, 2004	Chief Executive Officer